Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-184810) on Form S-8 of Intercept Pharmaceuticals, Inc. of our report dated March 14, 2014, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiary (a development stage enterprise) as of December 31, 2012 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years ended December 31, 2011, 2012, and 2013, and the information included in the cumulative from inception presentation for the period September 4, 2002 (inception) to December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP
New York, New York
March 14, 2014